SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)



                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)




                         National Wireless Holdings Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   6385601025
         --------------------------------------------------------------
                                 (CUSIP Number)

                               Jeffrey S. Lambert
                        Strome Investment Management L.P.
                         100 Wilshire Blvd., 15th Floor
                             Santa Monica, CA 90401
                                 (310) 917-6600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 October 1, 2001
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 2 OF 19
------------------------------                              --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Strome Investment Management, L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     #95-4450882
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A) [X]
                                                                        (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         330,000
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON     -----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      330,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       330,000
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN, IA
--------------------------------------------------------------------------------

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CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 3 OF 19
------------------------------                              --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SSCO, Inc.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     95-4450883
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A) [X]
                                                                        (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         330,000
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      330,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       330,000
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       CO, HC
--------------------------------------------------------------------------------

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CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 4 OF 19
------------------------------                              --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Mark E. Strome
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A) [X]
                                                                        (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         330,000
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      330,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       330,000
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN, HC
--------------------------------------------------------------------------------

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CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 5 OF 19
------------------------------                              --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Strome Hedgecap Fund, L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     95-4385662
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A) [X]
                                                                        (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         330,000
   OWNED BY     ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          0
    PERSON      ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      330,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       330,000
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       PN
--------------------------------------------------------------------------------

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CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 6 OF 19
------------------------------                              --------------------


ITEM 1.     SECURITY AND ISSUER.

      This statement on Schedule 13D relates to the common stock, $0.01 par value (the "Common Stock"), of National Wireless Holdings Inc. (the "Company"). The Company's principal executive offices are located at 156 West 56th Street, Suite 2001, New York, NY 10019. The number of issued and outstanding shares of Common Stock as of September 12, 2001, as per the Company's Form 10-Q for the quarter ended July 31, 2001 is 3,333,000.

ITEM 2.     IDENTITY AND BACKGROUND.

(a) This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Strome Hedgecap Fund, L.P., a Delaware limited partnership ("SHCF") (ii) Strome Investment Management, L.P. ("SIM"), a registered investment adviser and sole investment advisor to SHCF; (iii) SSCO, Inc. ("SSCO"), as sole general partner of SIM; (iv) Mark E. Strome ("Strome"), a settlor and trustee of The Mark E. Strome Living Trust, dated January 16, 1997, as the controlling shareholder of SSCO.

      SIM is the direct beneficial owner of the Common Stock. SSCO's and Strome's beneficial ownership are indirect as a result of their ownership of SIM, and is reported solely because Rule 13-d(1)(a) promulgated under the Securities Exchange Act of 1934 (the "Act"), as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specific class to file a Schedule 13D within the specific time period. The answers on blocks 8, 10, 11 and 13 on pages 3 and 4 above and in response to item 5 by SSCO and Strome are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of the Stock by SIM and the relationship of SSCO and Strome to SIM.

      Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

(b) The business address for all Reporting Persons is 100 Wilshire Blvd., Suite 1500, Santa Monica, California 90401.

(c) The business of (i) SHCF is that of a private investment partnership engaging in the purchase and sale of securities for investment for its own account (ii) SIM is to provide discretionary investment management services to institutional clients; (iii) SSCO is to serve as the general partner of SIM; and (iv) Strome is to provide discretionary investment management services through SIM.

------------------------------                              --------------------
CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 7 OF 19
------------------------------                              --------------------


(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) (i) SHCF is a Delaware limited partnership; (ii) SIM is a Delaware limited partnership; (iii) SSCO is a Delaware corporation; and (iv) Strome is a United States citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by the Reporting Persons is $4,247,811.96. The source of funds for this consideration was working capital.

ITEM 4.     PURPOSE OF TRANSACTION.

      The Reporting Persons acquired the Common Stock in the ordinary course of business for investment purposes over the last two years. The Reporting Persons view their investment as having significant potential for increased value. However, the Reporting Persons believe that the Company's stock has underperformed for a significant period of time as a result of inadequate management and poor corporate governance.

      On October 1, 2001, the Reporting Persons delivered a letter to the Company, expressing their concerns that the Company's Board of Directors and management are not maximizing shareholder value and that the Company's stock is trading at a discount because (i) the Company's management has been unable to generate a return on investors' capital over an extended period of time, (ii) the Company lacks a coherent business strategy, (iii) there is significant uncertainty regarding the ultimate disposition of the Company's cash and marketable securities, and (iv) the Company's corporate governance by the board is poor. In the October 1, 2001 letter the Reporting Persons propose two possible solutions to their concerns: (A) a sale of the Company or (B) an initiative in which the Company would pay out the majority of its cash to shareholders via a self-tender offer and then focus its business strategy exclusively on health care payment processing. The foregoing is qualified in its entirety by reference to the October 1, 2001 letter, which is attached hereto as Exhibit E.

      The Reporting Persons intend to pursue the alternatives available in order to effect the solutions proposed in their letter of October 1, 2001.
      Such alternatives could include, without limitation, (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by it to one or more

------------------------------                              --------------------
CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 8 OF 19
------------------------------                              --------------------


      purchasers, (iii) initiation of shareholder proposals in favor of the solutions proposed by the Reporting Persons, and (iv) conducting a proxy contest or written consent solicitation to elect individuals to the Company's board of directors who would implement the solutions proposed by the Reporting Persons. The Reporting Persons may also contact and consult with other shareholders of the Company concerning the Company, its prospects, and any or all of the foregoing matters.

      The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment, including, among other things, acquiring additional securities of the Company, disposing of any securities of the Company owned by them, or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

      Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

      (i) SHCF beneficially owns 330,000 shares of Common Stock and is the beneficial owner of 9.9% of the Common Stock.

      (ii) SIM, as the sole investment advisor to SHCF, beneficially owns 330,000 shares of Common Stock and is the beneficial owner of 9.9% of the Common Stock.

------------------------------                              --------------------
CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 9 OF 19
------------------------------                              --------------------


      (iii) SSCO, as the general partner of SIM, beneficially owns 330,000 shares of Stock and is the beneficial owner of 9.9% of the Common Stock.

      (iv) Strome, as a settlor and trustee of The Mark E. Strome Living Trust dated January 16, 1997, which trust is the controlling shareholder of SSCO, beneficially owns 330,000 shares of Common Stock and is the beneficial owner of 9.9% of the Common Stock.

      The Reporting Persons in the aggregate may be deemed to own an aggregate of 9.9% of the Common Stock.

(b) The table below sets forth for each Reporting Person, the numbers of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

                              SHCF         SIM         SSCO        STROME
                              ----         ---         ----        ------

      SOLE POWER TO             0           0           0            0
      VOTE/ DIRECT VOTE

      SHARED POWER TO        330,000     330,000     330,000      330,000
      VOTE/ DIRECT VOTE

      SOLE POWER TO             0           0           0            0
      DISPOSE/ DIRECT
      DISPOSITION

      SHARED POWER TO        330,000     330,000     330,000      330,000
      DISPOSE/ DIRECT
      DISPOSITION


(c) There have been no purchases or sales of the Company's stock by the Reporting Persons within the last sixty days.


(d) No person other than each respective owner referred to herein of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

(e)   Not applicable.

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CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 10 OF 19
------------------------------                              --------------------



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as described in Item 2 above, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Company.



ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT A         Identification and Classification of Members of the Group

EXHIBIT B         Statement with Respect to Joint Filing of Schedule 13D

EXHIBIT C         Disclaimer of Beneficial Ownership

EXHIBIT D         Power of Attorney Forms for Schedule 13D and 13G and Forms 13F

EXHIBIT E         Letter dated October 1, 2001, from the Reporting Persons
                  to the Board of Directors of National Wireless Holdings Inc.

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CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 11 OF 19
------------------------------                              --------------------



SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      October 1, 2001


Strome Investment Management, L.P.
By:  SSCO, Inc., general partner

By: /s/ Jeffrey S. Lambert
    --------------------------------
    Jeffrey S. Lambert
    Chief Operating Officer


SSCO, Inc.


By: /s/ Jeffrey S. Lambert
    --------------------------------
    Jeffrey S. Lambert
    Chief Operating Officer


Mark E. Strome

/s/ Jeffrey S. Lambert
------------------------------------

STROME HEDGECAP FUND, L.P.
By:  Strome Investment Management, L.P., General Partner
      By its general partner, SSCO, Inc.


By: /s/ Jeffrey S. Lambert
    --------------------------------
    Jeffrey S. Lambert
    Chief Operating Officer

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CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 12 OF 19
------------------------------                              --------------------


                                                                       EXHIBIT A


          Identification and Classification of Members of the Group
          ---------------------------------------------------------


Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the members of the group making this joint filing are identified and classified as follows:


--------------------------------------------------------------------------------
                  Name                               Classification
--------------------------------------------------------------------------------

Strome Hedgecap Fund, L.P.               A private limited partnership that
(the "Fund")                             purchases and sells securities for
                                         investment for its own account

--------------------------------------------------------------------------------

Strome Investment Management, L.P.       An investment adviser certified under
(the "Adviser)                           the California Corporate Securities
                                         Law of 1968, and the sole investment
                                         advisor to the Fund

--------------------------------------------------------------------------------

SSCO, Inc.                               A control person due to its role as
(the "General Partner")                  General Partner of the Adviser

--------------------------------------------------------------------------------
Mark E. Strome                           A control person of the Adviser and
                                         settlor and trustee of the trust that
                                         is the controlling shareholder of the
                                         General Partner

--------------------------------------------------------------------------------

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CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 13 OF 19
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                                                                       EXHIBIT B

             JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)
             ---------------------------------------------------

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or
Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:            October 1, 2001


Strome Investment Management, L.P.
By:  SSCO, Inc., general partner

By: /s/ Jeffrey S. Lambert
    --------------------------------
    Jeffrey S. Lambert
    Chief Operating Officer

SSCO, Inc.


By: /s/ Jeffrey S. Lambert
    --------------------------------
    Jeffrey S. Lambert
    Chief Operating Officer

Mark E. Strome

/s/ Jeffrey S. Lambert
------------------------------------

STROME HEDGECAP FUND, L.P.
By:  Strome Investment Management, L.P., General Partner
      By its general partner, SSCO, Inc.


By: /s/ Jeffrey S. Lambert
    --------------------------------
    Jeffrey S. Lambert
    Chief Operating Officer

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CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 14 OF 19
------------------------------                              --------------------



                                                                       EXHIBIT C


                       Disclaimer of Beneficial Ownership
                       ----------------------------------

National Wireless Holdings Inc.
Common Stock
330,000 Shares*

SSCO, Inc. and Mark E. Strome disclaim beneficial ownership as to all shares beneficially owned for Section 13(d) filing purposes by Strome Investment Management, L.P.

* The shares reported and disclaimed herein are $0.01 par value common stock of the issuer.

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CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 15 OF 19
------------------------------                              --------------------



                                                                       EXHIBIT D


                           POWER OF ATTORNEY FORM FOR
                       SCHEDULES 13D AND 13G AND FORM 13F

      I, Mark E. Strome in my individual capacity and as a principal of Strome Investment Management, L.P., hereby appoint Jeffrey S. Lambert as attorney-in-fact and agent, in all capacities, to execute, on my behalf and on behalf of Strome Investment Management, L.P. and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13D and 13G and Forms 13F and documents relating thereto required to be filed under the Securities Exchange Act of 1934, as amended, including exhibits, attachments and amendments thereto and request for confidential information contained therein. I hereby grant to said attorney-in-fact full authority to do every act necessary to be done in order to effectuate the same fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this power of attorney on this 25th day of May 1999.

/s/ Mark Strome
--------------------
Mark E. Strome

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CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 16 OF 19
------------------------------                              --------------------



                                                                       EXHIBIT E



               [Letterhead of Strome Investment Management, LP]










October 1, 2001



Mr. Terrance Cassidy
National Wireless Holdings Inc.
156 West 56th Street
Suite 2001
New York, NY 10019


Dear Mr. Cassidy:

Strome Hedgecap Fund, LP or its related entities, have maintained ownership interests in National Wireless (NWIR) for over two years. Recently, our position reached 9.9% of the Company, based on our belief that the Company has a net asset value ("NAV") in excess of $18 per share. However, we are deeply concerned that management and the board of directors are ignoring opportunities to drive the share price toward the value of the Company's underlying assets. Solutions to remedy this situation follow.

We believe that the distressed valuation of the Company's stock arises from legitimate concerns among investors of inadequate management and poor corporate governance. Specifically, we believe NWIR trades at a significant discount to NAV because (i) management has been unable to generate a return on investor's capital over an extended period of time, (ii) the Company lacks a coherent business strategy, (iii) the ultimate disposition of the Company's cash and marketable securities is highly uncertain, and (iv) corporate governance by the board of directors is weak.

In order to rectify this situation, the Company should act on one of the following strategies: either (i) sell the Company or (ii) pay out the majority of the Company's cash to shareholders via a self-tender offer and focus the business strategy exclusively on health care payment processing.

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CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 17 OF 19
------------------------------                              --------------------


REASONS WHY NWIR TRADES AT A SIGNIFICANT DISCOUNT TO NET ASSET VALUE
--------------------------------------------------------------------

o     NWIR'S MANAGEMENT HAS FAILED TO GENERATE A RETURN ON INVESTORS' CAPITAL

NWIR's failure to generate a return on capital for its investors for the past five years is compelling evidence to the investment community that management is incapable of executing a plan to enhance shareholder value. Although NWIR has avoided major losses by sitting on excess cash, the fact remains that the company has generated no increase in shareholder value, as measured by the share price, during the past five years. On October 1, 1996, NWIR's stock traded at $14.70 (adjusted for dividends) and, five years later, it trades at $12, an 18% decline in value.

o     NWIR LACKS A COHERENT BUSINESS STRATEGY

NWIR lacks a coherent business strategy that would allow investors to clearly understand the business in which they are investing. Consequently, NWIR's lack of strategic focus is perceived as a significant risk factor to investors who are looking for exposure to a specific industry and dissuades many investors from considering an investment in the Company. According to the public filings, NWIR is "an electronic commerce and communications company focusing primarily on acquisition and operation of telecommunications, e-commerce and other strategically linked businesses". However, this description conflicts with the reality that the majority of the value of the Company is cash, Bell South stock and an 80% interest in EDSS, a small (but promising) health care payment processing company.

Further, the Company maintains that it focuses on acquisitions, but the Company has made only one investment in five years. This is a stunning record of managerial inactivity. It appears that management is collecting a hefty paycheck and enjoying expense reimbursement for providing the clerical role of a petty cash supervisor.

o     THERE IS SIGNIFICANT UNCERTAINTY REGARDING THE CASH AND MARKETABLE
      SECURITIES

The uncertainty as to the future disposition of NWIR's cash and marketable securities is a major risk factor that is being discounted by the market. NWIR has not realized a return on an investment in over five years. Consequently, management's investment skill is highly uncertain and the market appears to be expecting future losses. NWIR's shareholders do not need an expensive infrastructure, including highly paid executives, to supervise a drawer full of cash and securities. This is a task that investors, by definition, conduct on their own or through a money market fund with miniscule fees and expenses.

o     POOR CORPORATE GOVERNANCE

Finally, NWIR's board of directors has a demonstrated record of poor corporate governance, which dissuades many investors from investing in the Company. Specifically, NWIR's board has: (i) failed to hold management to reasonable standards of performance and (ii) supported management's efforts to enact shareholder-unfriendly changes in corporate bylaws to dissuade outside shareholders from challenging its control. Consequently, it appears that NWIR's board
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CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 18 OF 19
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of directors is comprised of individuals whose allegiance is to entrenched management and not to the public shareholders.

This conclusion would explain the fact that NWIR's management and board of directors have systematically installed every shareholder-unfriendly corporate defense and restriction to corporate bylaws imaginable, including a staggered board, a poison pill, and egregious restrictions on shareholder actions such as special meetings and consent solicitations. This focus on shareholder-unfriendly corporate actions appears to reflect management's thirst for control while disregarding the necessity of delivering shareholder value.

We were very disappointed to see that management recently attempted to issue 180,000 additional options to individuals who had nothing to do with EDSS, the Company's principal operating subsidiary. We believe this was an attempt to extract value from existing shareholders (through dilution of their interests) in order to enrich management and board members. Fortunately, shareholder action prevented this unjustifiable transfer of wealth from occurring. The board of directors clearly displayed its complete disregard for shareholder interests by submitting this proposal to stand for shareholder vote.

NECESSARY STEPS TO MAXIMIZE SHAREHOLDER VALUE
---------------------------------------------

In order to maximize shareholder value, NWIR management should either (i) sell the Company or (ii) pay out excess cash to shareholders and focus the Company exclusively on health care payment processing. A sale of the Company would be the fastest and most direct way of realizing full value for shareholders. However, in the absence of a sale, repurchasing shares and restating NWIR's business strategy to focus exclusively on EDSS would likely result in a significant increase in shareholder value as many of the aforementioned uncertainties and risk factors would be mitigated.

o     REPURCHASE SHARES

NWIR should repurchase $25-$35 million of its stock via a "Dutch" style self-tender offer. This will alleviate investors' concerns that management will use the cash to make unwise investments in unrelated industries. Additionally, the Company may have the opportunity to repurchase NWIR shares at prices below intrinsic value, thus creating additional value for your remaining shareholders.

o     RESTATE NWIR'S BUSINESS STRATEGY

Additionally, NWIR should restate its business strategy to focus exclusively on health care payment processing systems. This would provide several benefits, including: (i) allowing investors to better understand the Company and (ii) alleviating investors' concerns that the Company may change its business strategy in an unexpected or undesirable direction. Correspondingly, the Company should change the names of both EDSS and NWIR to reflect the restated strategy. This business strategy restatement and name change will cause the Company to be viewed by Wall Street as a profitable healthcare systems company with strong growth prospects, which will likely result in an enhanced valuation.
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CUSIP NO. 6385601025              SCHEDULE 13D              PAGE 19 OF 19
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We believe it is time for the Company's management and directors to recognize their fiduciary responsibilities towards shareholders. We are confident that a majority of NWIR's shareholders would agree with our view that the Company should immediately implement a plan to maximize shareholder value. We urge management to either sell the Company or focus exclusively on EDSS, while paying out the excess cash to shareholders. The fact that NWIR's stock trades below the value of its cash and marketable securities is a clear signal that the market has little confidence in management's ability to run a publicly traded company. If management and the board continue to ignore their responsibility to maximize shareholder value we will be forced to take further action to protect the value of our investment.


Sincerely,

/s/ John P. Francis

John P. Francis
Portfolio Manager, Strome Investment Management, LP


cc:  Board of Directors